Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Subject Company Commission File No.: 000-19806;

Commission File No. for Registration Statement on Form S-4: 333-203510)

JUNE 04, 2015 / 1:00PM, CYBX - Q4 2015 Cyberonics, Inc. Earnings Call

CORPORATE PARTICIPANTS

Dan Moore Cyberonics, Inc. - President, CEO

Greg Browne Cyberonics, Inc. - SVP Finance, CFO

Rohan Hoare Cyberonics, Inc. - SVP, COO

CONFERENCE CALL PARTICIPANTS

Imron Zafar Jefferies LLC - Analyst

Kaila Krum William Blair & Company - Analyst

Jason Mills Canaccord Genuity - Analyst

Charles Haff Craig-Hallum Capital Group - Analyst

Steve Brozak WBB Securities - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Cyberonics Q4 2015 results conference call. (Operator Instructions) As a reminder, today’s conference call is being recorded.

I would now like to turn the conference over to Mr. Dan Moore, President and CEO. Please go ahead, sir.

Dan Moore - Cyberonics, Inc. - President, CEO

Thank you, Candace, and welcome to Cyberonics’ fiscal 2015 year-end conference call. Joining me today are Rohan Hoare, our Chief Operating Officer, and Greg Browne, our Chief Financial Officer.

Greg will summarize the Safe Harbor statement and provide detailed financial information. I will review our results and also provide an update on the current status of our proposed merger with Sorin. And Rohan will cover additional details of our market and product development efforts and personnel changes. Greg?

Greg Browne - Cyberonics, Inc. - SVP Finance, CFO

Thank you, Dan. Good morning, everyone. This presentation and conference call includes forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terminology including may, believe, will, expect, anticipate, estimate, plan, intend, and forecast, or other similar words. Statements in this presentation are based on information presently available to us and assumptions that we believe to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties.

Forward-looking statements in this presentation include statements concerning completing our proposed merger transactions with Sorin S.p.A.; achieving consistent sales and profitability targets and growth worldwide; and achieving clinical, regulatory, product development, and market development projects and goals. Our actual results may differ materially. For a detailed discussion of the factors that may cause our actual results to differ, please refer to our most recent filings with the SEC including our annual report on Form 10-K for the fiscal year ended April 25, 2014, and our quarterly report on Form 10-Q for the fiscal quarters ended July 25, 2014, October 24, 2014, and January 23, 2015.

With that, I will turn the call back to Dan for a business update.

Dan Moore - Cyberonics, Inc. - President, CEO

Thanks, Greg, and good morning to all joining the call. The worldwide Cyberonics team has again achieved strong financial results during fiscal 2015.

This year, the team has also met important milestones for several major projects including commercialization for two key products. And of course, another major highlight during the year was the February announcement of our planned merger with Sorin.

First, the financial highlights for fiscal 2015. Our team produced record worldwide sales of $292 million; record worldwide unit sales, 14,515 units; record adjusted income from operations of $99.5 million; and record adjusted income from operations margin of 34.1%. As a reminder and as reflected in the PowerPoint document provided on our website today, fiscal 2014 included more than $6.2 million in nonrecurring revenue from our single country order and licensing revenue.

Also, our fiscal 2015 was significantly impacted by a stronger US dollar. The Q4 revenue was negatively impacted by $1.8 million versus the same quarter prior year, and the full year was lower by approximately $3 million due to currency changes.

Financial highlights for the fourth quarter of fiscal 2015 also include a number of important achievements: worldwide product net sales of $74.1 million; record worldwide unit sales of 3,753 units; international net sales of $14.7 million, an increase of 18% on a constant currency basis. Adjusted income from operations increased to a record $26.5 million for the quarter.

Other recent and fiscal 2015 operational highlights include: a very successful staged launch of the AspireSR generator in Europe and EMMEA; CE Mark approval of the VITARIA generator, which provides autonomic regulation therapy, ART, for chronic heart failure; the first commercial implant of the VITARIA generator; the commencement of the early-use program through our ProGuardianREST system; and first shipments from the new international manufacturing facility in Costa Rica. And there is one more that we announced Tuesday of this week. The FDA has now approved the AspireSR generator for commercial sales in the US.

Before returning the call over to Rohan and Greg, I would like to cover three items. First, our international team achieved a highly successful launch of the AspireSR generator in Europe, led by Jason Richey, our then-VP and International General Manager. Jason and his team planned and executed a limited commercial launch in the fourth quarter of fiscal 2014 and significantly expanded this launch in fiscal 2015.

In each country where the product has been launched, sales have increased each quarter. This is both a testament to the technology and the unmet needs of people with epilepsy, who are looking for better ways to manage their disease.

Second, we recently made a number of management changes, which Rohan will cover in more detail. Our objectives were to prepare for the launch of the AspireSR generator in the US by bringing Jason’s European experience to the US and to facilitate our planning for the proposed integration with Sorin.

Third, the merger update. There has been significant effort and progress on the part of both organizations and our respective advisors with respect to the regulatory filings and integration planning. The announcement on May 12 of the senior management team for the new company is evidence of the progress.

I am pleased to report that both planning and filing activities are proceeding along expected paths. In April, we announced that the waiting period under the Hart-Scott-Rodino Act had expired. Last week, Sorin’s shareholders approved the proposed merger.

We’re advancing toward our special stockholder meeting, soon to be scheduled. And closing of the merger is still expected to take place before the end of September.

On the topic of guidance, although we are not providing fiscal 2016 guidance, our expectation includes a resumption of more robust US growth with the AspireSR launch, ongoing international growth, and some revenue from initial commercial activity around VITARIA for CHF in certain

European markets. Overall, the Cyberonics team is making good progress on all key fronts: commercial, product development, and merger preparation.

I will now turn the call over to Rohan for more detail on the results. Rohan?

Rohan Hoare - Cyberonics, Inc. - SVP, COO

Thanks, Dan. First, epilepsy market developments. As Dan outlined, the AspireSR generator has now been successfully launched in Europe during the last year or so; and with the recently received FDA regulatory approval we began selling this important product in the US immediately.

The rapid and increasing adoption of the AspireSR generator in key markets, along with encouraging -- although early -- improvements in patient conditions, gives us confidence for our plans in the US market. Using experienced employees from our European commercial operations, we undertook extensive training of our US sales team, and we began shipments of AspireSR Tuesday of this week and implants as of Wednesday.

Our international business has continued to expand in all markets, and we have achieved double-digit adjusted revenue growth for 16 quarters. In the most recent quarter, international markets accounted for over 35% of all units sold and approximately 45% of all new patients implanted. The whole international team can be proud of this achievement.

In fiscal 2015, we did not achieve our US business growth objectives to the level expected. While replacement activity is in line with our expectation, new patient implants have been below the levels outlined at the beginning of the year.

We recently made changes to the US commercial management team in order to reposition the Company for growth, and we firmly believe that more significant growth is achievable. The number of drug-resistant epilepsy patients remains substantial, and the need for VNS Therapy remains as large as ever.

Jason Richey is now leading the US sales and marketing team. Based upon his experience with the AspireSR generator in Europe, Jason is well positioned to help us restore higher growth.

Under Mark Verratti’s leadership we will continue the epilepsy growth trajectory in our international markets, commercialize the VITARIA System for chronic heart failure, and plan for integration with Sorin. Sherrie Perkins, who is leading global marketing, has taken on an important role with the integration team in addition to her new business development activity.

Turning to CHF, we have established a small sales and marketing team in Europe to begin the initial introduction of this important therapy to the large potential market for CHF patients. Our first commercial implant has recently taken place, and the pace of activities is expected to increase as the year progresses.

Now let me cover the product development update. ProGuardianREST system: We are excited to report that we recently commenced an early-use program in the United Kingdom. This involves placing the first ProGuardian systems with approximately 30 families for three months, with the objective of exercising a new sales and distribution model and validating the market for this seizure detection device. We expect to report on our progress with this program later in the year.

Centro generator: Wireless IPG capabilities represent an important addition to our product portfolio. While our engineering team has made progress on development of the wireless-enabled VNS Therapy generator, we conducted an extensive internal review of the project over the last few months. Following this review, we concluded that certain aspects of the wireless generator would benefit from redesign, and we will commence planning for a new product.

In conjunction with this re-scoping of the project, we wrote down some of the related project assets. Consistent with the cardiac rhythm management market, we expect wireless communications will be a desired feature going forward.

John Murphy joined Cyberonics at the beginning of the fiscal year as our new Vice President of Research and Development John has extensive development experience with major medical device manufacturers as well as in the defense and telecommunications industries. We are pleased to have someone with John’s experience heading the most important projects we have ongoing, including the redesign discussed above.

Greg will now take us through a discussion of our financial results and guidance in more detail. Greg?

Greg Browne - Cyberonics, Inc. - SVP Finance, CFO

Thank you, Rohan. Product sales in the fourth quarter of fiscal 2015 were $74.1 million, representing growth of 2.6% over the fourth quarter of the prior year on an adjusted basis. This growth was 5% on a constant currency basis.

US unit sales decreased by 2% over the fourth quarter of fiscal 2014. Generator ASP grew by 4.1% this quarter and resulted in an overall increase in US product revenue of 2% for the fourth quarter.

Excluding the 126 units delivered as the second part of a single contract in the fourth quarter of fiscal 2014, international unit sales increased by 18.4% this quarter to a record 1,320 units. Constant currency revenue increased by 17.5% to $16.5 million.

For the fiscal-year 2015 as a whole, worldwide sales as adjusted increased by 5.7% to $292 million, and unit volume by 5.5% to 14,515 generators. Again excluding the net sales as part of the single country order and the license fee revenue from the fiscal 2014 totals, both nonrecurring, sales in fiscal 2015 increased by 6.8% on a constant currency basis.

As Dan mentioned, foreign currency movements when compared to the fourth quarter of last fiscal year had a significant negative impact on international revenue for this quarter of approximately $1.8 million. For fiscal-year 2015 as a whole, it was a negative impact of approximately $3 million.

With respect to US lead sales, quarter-to-quarter variations will occur for a variety of reasons and may not be indicative of underlying activity. For example, physicians replace some leads each quarter.

For the fourth quarter of fiscal 2015, US lead sales were 1,142 compared with 1,173 in the previous year, a decrease of 2.6%. The trailing four-quarter rate of decline in US leads was 3.5%

For fiscal-year 2015 we guided growth for US replacements in the mid-single-digit range, and our estimate for the growth rate of replacements for the fiscal year is consistent with the rate that is in our original guidance.

TheAspireHC generator accounted for approximately 45% of US unit sales in the most recent quarter and exceeded for the first time the number of Demipulse generators, which accounted for 44%. Internationally, AspireHC generators accounted for 11% of unit sales, and the AspireSR generator unit sales accounted for approximately 23% of all international sales.

The reported gross profit of 89.8% in the fourth quarter was marginally lower than the previous quarter. For the full year, gross profit was 90.6% and consistent with our original guidance.

The lower number this quarter reflected some early inefficiencies from the opening of our Costa Rican facility and a higher percentage of international sales. With the rollout of the AspireSR generator in the US, associated royalties, and the tablet programmer required for this product, we expect a lower gross margin in fiscal 2016.

For the fourth quarter of fiscal 2015, adjusted operating income was a record $26.5 million or 35.8% of sales, an increase of 13.1% when compared to the $23.4 million or 32.4% of sales in the fourth quarter of fiscal 2014. For the full year, adjusted operating income was $99.5 million, an increase of 15.7% over the adjusted $86 million in the prior year.

Adjusted operating expenses were lower than the third quarter’s expenses primarily due to lower selling and compensation expenses, as well as lower research and development expenses due to the pause while the internal review was undertaken. Reported expense numbers include the write-downs for the Centro generator referred to in our press release, although these have been excluded in non-GAAP comparisons.

In line with our expectations for fiscal 2015, adjusted research and development spending was 14.1% of revenue for the full year. Generating operating leverage continues to be a key objective, and we are pleased that adjusted operating income represented 35.8% of sales during the quarter and, as adjusted, 34.1% for the fiscal year as a whole. Earnings before interest, depreciation, amortization, equity compensation expense, transaction expenses, and other adjustments totaled $118.7 million for fiscal 2015, an increase of 15.4% over fiscal 2014.

For the fourth quarter of fiscal 2015, we had an adjusted effective tax rate of 36.4%, and our adjusted tax rate for fiscal 2015 as a whole was 35.2%. Again, this was in line with our expectations set at the beginning of the fiscal year.

Stock repurchases in the quarter reduced the number of shares included in the diluted earnings per share calculation to 26.3 million, approximately 3% lower than in the fourth quarter of the prior year. We repurchased 129,000 shares in the fourth quarter and, as stated in our press release, 875,000 for the full year. As advised, this program ceased with the merger announcement.

Adjusted income per diluted share of $0.64 increased by 16% when compared to an adjusted $0.55 per share in the fourth quarter of fiscal 2014. For fiscal 2015 as a whole, adjusted income per diluted share was $2.44, an increase of 21% over the adjusted $2.01 in the prior year.

Our balance sheet remains strong. After spending $49 million repurchasing shares on the open market during the fiscal year, stockholders’ equity was approximately $277 million. We have over $151 million in cash and short-term investments and no interest-bearing debt.

Fiscal 2016 guidance: We are not providing revenue or operating income guidance for fiscal year 2016 as a result of the potential disclosure obligations imposed by the UK Listing Authority and arising from our proposed merger with Sorin S.p.A., as well as a planned change in our fiscal year-end following the closing of the proposed merger. With the launch of the VITARIA generator in Europe and the launch of the AspireSR generator in the US market, we have confidence that on a constant currency basis sales growth rates will be higher in fiscal 2016 than in the recently completed fiscal year and more in line with our historical averages.

We will now open up the call for questions. Candace?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Imron Zafar, Jeffries.

Imron Zafar - Jefferies LLC - Analyst

Hey, good morning. Thank you very much for taking my question. I wanted to first ask about the US epilepsy business and the outlook for 2016.

I just wonder. You talked about the better sales performance with the launch of SR. Is that primarily a function of the ASP uplift, or do you expect unit growth to accelerate as well in fiscal 2016?

Rohan Hoare - Cyberonics, Inc. - SVP, COO

Good morning. This is Rohan. For fiscal 2016, we really see a number of factors playing into this.

Clearly the AspireSR launch, and we have seen AspireSR perform very well in the markets we have introduced it in, in the international arena. So we anticipate that it will take a market share in terms of our mix. But also we do believe that there has been some incremental growth in utilization.

That will be coupled with our organizational changes that we have also described in terms of further alignment of our commercial organization and really a more interactive goal-setting approach to driving our salesforce. So we feel comfortable and confident that we will be increasing our growth rate in fiscal 2016 over 2015, relative to the US epilepsy business.

Imron Zafar - Jefferies LLC - Analyst

Okay. What’s the price premium that you have set for SR versus HC?

Rohan Hoare - Cyberonics, Inc. - SVP, COO

The price premium? List price will be 12.5% about the HC price.

Imron Zafar - Jefferies LLC - Analyst

Okay. You’re still getting a comparable premium in Europe as well for that?

Rohan Hoare - Cyberonics, Inc. - SVP, COO

In the markets that we have launched in, we have sought premiums in Europe, yes.

Imron Zafar - Jefferies LLC - Analyst

Okay. Then just my second question on CHF, how much revenue contribution should we assume for fiscal 2016, just given the lack of reimbursement in Europe? And then also if you can just talk about what the US clinical pathway is for that, thank you very much.

Dan Moore - Cyberonics, Inc. - President, CEO

This is Dan. I will take the second part first. The US clinical pathway will be an IDE and a PMA with a large study in the numbers -- in the 500, 600 patients in all likelihood. That actual clinical pathway has not been established yet beyond what the regulatory pathway would be, consisting of the IDE and the PMA.

The second part of the question as far as CHF-specific numbers for Europe, I don’t think we’re going to break out specific numbers for Europe. It’s very early in the launch of the product, and we’re going forward like we do with all of our other products in a limited -- excuse me.

Operator

Margaret Kaczor, William Blair.

Kaila Krum - William Blair & Company - Analyst

Hey, guys; this is Kaila in for Margaret. Just to follow up on the prior question, trying to get a sense for your expectations as far as the core epilepsy business going forward, just augmented by AspireSR. So first, curious primarily about the competitive dynamics within epilepsy and whether or not you are seeing those persist.

And then can you give us a sense for what sort of incremental sales AspireSR might contribute longer term? I mean five-ish, 10 years out.

Dan Moore - Cyberonics, Inc. - President, CEO

Rohan, you want to take this?

Rohan Hoare - Cyberonics, Inc. - SVP, COO

Absolutely. With regards to the marketplace, we have talked over the last four quarters or so with regards to factors that have provided some degree of headwind to our business and our growth. And while they have persisted, we do believe they have abated to a certain degree. And with the introduction of AspireSR, we feel quite confident that we will be reinvigorated and also be able to engage our physician community in this new and very innovative product.

With regards to your secondary question about 10-year outlook, I think that is -- the fact that we are not giving guidance for fiscal 2016 is one where we certainly wouldn’t want to be providing much longer-range outlooks. We would be doing that more at an investor day presentation level.

Dan Moore - Cyberonics, Inc. - President, CEO

But as you look at what each of our products have done as new products, when we brought Demipulse to the market it became a majority of the pulse versus demipulse business, upwards of 70% and 80%. You can see with HC, for the first time this quarter the sales of HC at 45% versus Demi at 44%, and pulse way back there at 11%.

And to get to your question, I think eventually AspireSR will become a majority of the mix. But we will also be expecting to introduce new products into that mix as well, which may change the overall distribution of the various product lines or the various generators.

Kaila Krum - William Blair & Company - Analyst

Okay; that’s helpful. Then understanding you guys don’t want to give formal guidance, but just trying to get a sense for what gives you confidence in that growth acceleration for this fiscal year, understanding VITARIA, AspireSR both are going to be drivers. Can you just help us parse out how the core business is going to contribute on top of those new products?

Greg Browne - Cyberonics, Inc. - SVP Finance, CFO

Kaila, this is Greg. I think what we’re going to see is a continuation of the very strong international growth that we have seen over the last few years, so that impetus should be maintained.

And of course, I talk on a constant currency basis. But from a unit perspective, we are very encouraged with the trajectory that is going on there.

Second of all, on the US side we think that a re-energized, if you will, market from the introduction of AspireSR is going to be -- there is going to be a lot of excitement around that. We will continue with our core replacement business, and of course we will continue to take price, as Rohan indicated earlier.

Dan Moore - Cyberonics, Inc. - President, CEO

This is Dan. I just want to follow up on that chronic heart failure question, because there was noise in the background or a voice in the background; I am not sure that I answered the question about specific numbers and what we are looking at for Europe.

The point I was making is that, like we do with any epilepsy product, we are very careful in how we launch a product. We go actually market by market; but at a level even below that, where we go account by account and we’re learning along the way.

So we would tend to be very conservative in our estimates, in our forecasts. We’re not going to give specific guidance for a specific product line.

But the way we will approach chronic heart failure in Europe and what is underway is to start out in a country in specific accounts, build our business in that account, learn as we go, and over time hope to grow that into a very meaningful business. But we won’t be breaking out specific numbers for fiscal 2016.

Kaila Krum - William Blair & Company - Analyst

Great. Thanks, guys.

Operator

Jason Mills, Canaccord Genuity.

Jason Mills - Canaccord Genuity - Analyst

Hi, good morning. Thanks for taking the questions. Greg, for you, a few housekeeping questions to start. I am sorry if I missed this, but could you give us the O-US leads number as well as depression -- the quarterly depression sales for the fourth quarter?

Greg Browne - Cyberonics, Inc. - SVP Finance, CFO

Sure. The lead sales outside the United States were 932, and our depression sales totaled 25 for the quarter.

Jason Mills - Canaccord Genuity - Analyst

Perfect, thank you. Then just a few more general, overreaching questions about clinical studies. First, with respect to the epilepsy market and then also CHF, with AspireSR and what it brings to the table, what are your thoughts about a randomized clinical trial at this point in time to establish that definitively and perhaps drive penetration over the longer term?

And then on the CHF side, I’d -- appreciating that it’s early days -- be interested in at this point in time what you are contemplating with respect to -- not necessarily trial size; you gave that -- but the control group, the inclusion/exclusion criteria, really the target patient population you will be going after at least initially with a PMA trial. Thank you very much.

Dan Moore - Cyberonics, Inc. - President, CEO

I will have Rohan take SR and then I will come back and talk about chronic heart failure.

Rohan Hoare - Cyberonics, Inc. - SVP, COO

Jason, it’s Rohan here. I wouldn’t want to speculate about additional large-scale clinical trials for AspireSR. We are very pleased to have been able to work with FDA to get the AspireSR product approved and going through the regulatory path. We have already done two clinical trials, the E-36 and the E-37 trial for AspireSR, and they will be published in the prospective time period.

So as far as we see, I think the market adoption in Europe and the international markets has been growing quarter by quarter. We have been seeing sequential growth in penetration.  We have seen very good anecdotal conversations with regards to its efficacy and performance.

And at this stage I wouldn’t think we need to step into a randomized clinical trial. But we are -- obviously, we would monitor this throughout the ongoing process.

Dan Moore - Cyberonics, Inc. - President, CEO

And if I can add to that for the SR specifically or VNS Therapy, this product or VNS overall has been in markets for more than 15 years. We have literally over 1,000 papers.

And the thought of needing to do a randomized, controlled trial when we know in some of those studies when we looked at magnet mode, the effects of magnet mode and how that magnet mode can either stop or dampen, lessen the effects of a seizure, and we know that every seizure matters -- the more you can decrease the number of seizures, the more you can decrease the impact of those seizures -- all of that matters. So we know when we’re automating a feature here and not taking away the magnet, it is important that we continue to study the product; but we don’t see any need for a randomized controlled trial with SR.

We know the product works, and we are very excited about the results to date in both Europe, and we think we will see the same thing in the US.

Moving over to chronic heart failure, I think it is very early to be thinking about designing a trial for the US and giving endpoints. As we all know, mortality with chronic heart failure has a 50% mortality at five years. So it’s not one where we’re going to get into actually designing a trial now.

You can see another trial is out there, and that is why I mentioned the kind of numbers. Also another consideration here is, by the time we’re conducting any US trial, if all goes according to plan, we would expect to be in a merged organization. So a bit early to be designing a trial.

Jason Mills - Canaccord Genuity - Analyst

Thank you.

Operator

Charles Haff, Craig-Hallum.

Charles Haff - Craig-Hallum Capital Group - Analyst

Hi, thanks for taking my questions. I wonder if you could talk about your SR experience in Europe a little bit and what your learnings have been over there that you think will increase your chances of success in the US.

Rohan Hoare - Cyberonics, Inc. - SVP, COO

Certainly, Charles. As we always do, we enter into a limited commercial release with our new product, and we actually did learn a lot with regards to AspireSR. One of the things that we are seeing is that really this is a product which is for everybody in the treatment-resistant epilepsy population: that it has broad applicability both for new implanted patients and then also for patients who are at end-of-service we see -- at least anecdotally -- differential improvements between the first implant and AspireSR, with the additional automation of tachycardia-based seizure detection.

So we are very excited by it, and we certainly have been honing our marketing messages, our selling messages, and we feel very, very good about that. We took those learnings and we incorporated them into our US commercial launch activities, bringing our European salesforce, some of the key folks from the salesforce over to train our US team on those lessons learned. And we feel that we have incorporated them effectively in terms of our US launch preparation.

Dan Moore - Cyberonics, Inc. - President, CEO

We also (multiple speakers)

Charles Haff - Craig-Hallum Capital Group - Analyst

Okay.

Dan Moore - Cyberonics, Inc. - President, CEO

-- the market reaction to that in Europe and in our first and largest countries, it’s already become a majority of the business in Q4 or nearly half of the business in the other case. So we are very optimistic because accounts are buying it, reusing it, reordering it, reusing. And overall we think SR has a very bright future in each of the markets that we take it to.

Charles Haff - Craig-Hallum Capital Group - Analyst

Okay. In following your stock for the last five years, some things I have heard from clinicians have been that VNS Therapy works well in about a third of the patients; it works okay in catching the seizures in the other third; and doesn’t work great in the last third.

I am wondering specifically on sales tactics for that middle third, where it works okay -- sometimes it catches the seizure, sometimes it doesn’t. Has there been any sales tactical changes in Europe to grab that second third? And I am not sure if you agree with my assessment or not, but maybe if you could just help me understand that a little bit.

Dan Moore - Cyberonics, Inc. - President, CEO

Yes, you know, I would start with the refractory epilepsy piece. We know that fortunately drugs work in two-thirds of the patients and unfortunately in one third they don’t. We don’t replace drugs, but we are adjunctive to drug therapy.

If you start with that, that -- I have never had a seizure; I don’t want to ever have a seizure. Every seizure matters. I was at a recent meeting around SUDEP and they talked about four things that as clinicians they believe we needed to do, to try to dampen or lessen the effects of SUDEP overall and lower the mortality rates associated with that.

One was to take your meds. Number two was get enough sleep. Number three was stay away from alcohol. And number four was every seizure matters: try to stop seizures overall.

We know that VNS Therapy stops seizures. But we know very few people, less than 10% who get VNS Therapy are actually seizure free.

But another key fact and to me the ultimate in efficacy is, once we get a patient implanted and their battery is depleted, what percent of them come back for a re-implant? Because they have to -- the physician has to be willing to prescribe it again; a surgeon has to be willing to implant it again; there’s usually co-pays and costs. And it is still an outpatient surgical procedure, so it still requires a real commitment to the therapy.

We find that in over 90% of cases, patients come back for a re-implant. So to me, when we think about the third, the third, and a third, we first think about any patient with refractory epilepsy should be doing everything they can -- numerous drugs, whatever they can do, VNS Therapy -- to reduce their number of seizures. It all starts there.

Then once implanted, although we are less than 20% penetrated like we were eight years ago, but we have more than doubled the business in that process, once they are implanted we know that the battle has largely been won. Because when that battery is depleted we have got a captive audience and a re-implant.

That to me is the ultimately in efficacy, not the third, the third, and a third.

Charles Haff - Craig-Hallum Capital Group - Analyst

Okay, thank you. That dovetails nicely into my last question. We have an approval now from GW Pharma for Dravet syndrome. I am wondering if you feel like there has been any impact to your base epilepsy business from that drug. Thank you.

Greg Browne - Cyberonics, Inc. - SVP Finance, CFO

Yes, Charles, I think what we hear from the sales team here in the US in particular is that some of the activity around the alternative treatments has slowed down our pipeline and some people are trialing various alternative treatments. We don’t think those patients are lost; we think that they are probably delayed.

But it has had some impact over the last year. As you know, there has been a lot of publicity around the alternative treatments.

We feel that we with the AspireSR now launched, we have increased excitement around VNS, and we will be able to accelerate the pipeline again.

Dan Moore - Cyberonics, Inc. - President, CEO

You focused on Dravet, where there is some activity -- and important activity. Again, any patient we can collectively help, as industry, who have epilepsy and dampen the effects of their seizures or stop their seizures, we are all in this together.

But I think you have just identified a very small segment of the overall epilepsy population with Dravet -- an important one but a small one as well. Small enough that people are considering HDEs, which are less than 4,000 patients per year.

Charles Haff - Craig-Hallum Capital Group - Analyst

Thank you.

Operator

(Operator Instructions)  Steve Brozak, WBB.

Steve Brozak - WBB Securities - Analyst

Yes, hi, good morning, gentlemen. Most of the questions I had have been asked and answered, and my voice is going, so I will just have one question. Going into the future, obviously you are making a lot of progress in terms of the Sorin merger/integration as far as all the regulatory steps. And looking into the future is pretty much what I am interested in.

I know you can’t give any guidance. But what would be your druthers in terms of how to start thinking about modeling? Because obviously there’s reimbursement issues quarter to quarter with different year-end deductibles and such.

What should we start to think and how should we start to think about the new Cyberonics? Because obviously, September is right around the corner and that is obviously one of the most critical junctures for future expectations of Cyberonics’ shareholders.

Greg Browne - Cyberonics, Inc. - SVP Finance, CFO

Thanks for that question. As we announced the merger, the proposed merger with Sorin just over three months ago, at the time we talked about the integration work that would be done.

We talked about a change in fiscal year-end. And at the same time we talked about synergies that would take place over the years to 2018.

We also talked about guidance.  So at the time we said that the combined Company, the new Company would be issuing guidance around -- probably shortly after the merger is completed. I think that is still the current plan -- at that time -- and so that would be the appropriate time.

There have been some regulatory filings which provide some pro forma financial results on a common fiscal period or almost common fiscal period, and in common currency, and with common accounting standards. I think that could be used as a basis for this and apply what assumptions you think are appropriate to growth. But of course, you would have to take into account the various synergies that have been outlined.

Steve Brozak - WBB Securities - Analyst

Great. Thank you, gents.

Operator

Charles Haff, Craig-Hallum.

Charles Haff - Craig-Hallum Capital Group - Analyst

Hey, thanks for taking my follow-up questions. A question for you on SR. What I am trying to understand is: have you found that the SR market or the SR product in Europe has truly expanded the market for the patients that would not consider VNS in the past? Or do you feel that you have basically cannibalized your existing business in Europe? Thank you.

Rohan Hoare - Cyberonics, Inc. - SVP, COO

Charles, yes, I think it’s important to take the view on SR that it has been in the market just a little over a year. And certainly in its initial limited launch, we were careful in terms of how broadly we expanded it, to ensure that we had continued and repeated business and sales at the facilities we were at before we expanded it.

But as we have expanded it and we have seen penetration increase, we certainly feel comfortable that the device is doing very well in the marketplace. But being able to parse exactly between explicit new patient growth and conversion from our previous generation, we certainly are recognizing a lot of enthusiasm in the marketplace for this device, and there are cases that we can certainly point to relative to new patients being -- having access to this device.

But I think the specific relative to this is -- has really, in terms of the market expansion, has yet to be -- been able to be quantified. But I would say, SR really has allowed us to re-engage with all of our physician base. And it really is like a relaunch of VNS Therapy, so we would anticipate that we would be seeing the benefits you described over the course of time.

Charles Haff - Craig-Hallum Capital Group - Analyst

Great. Thank you for the detail, Rohan. Another international question on Japan; you haven’t really discussed that much on this call. I am wondering if you could give us an update on Japan and how things are going over there.

Greg Browne - Cyberonics, Inc. - SVP Finance, CFO

Charles, let me just comment on that. We have continued to grow in the Japanese market. We saw what I would call solid growth in fiscal 2015 over the prior year.

I think we are encouraged for the market there. We obviously haven’t achieved the objectives we set out for ourselves five years ago in Japan, but we are making progress.

I think the first direct employee of Cyberonics has been in Japan now and engaged for about two months. We are excited by that. I think we are also already seeing some tangible results from a better interaction with our distributor in that market, so we have high expectations on a go-forward basis.

Charles Haff - Craig-Hallum Capital Group - Analyst

Great. My last question is on VITARIA reimbursement in Europe. You have reimbursement in Germany. I am wondering if you can give us any updates on other countries.

Dan Moore - Cyberonics, Inc. - President, CEO

This is Dan. Right now we are definitely focused on Germany, and we will continue to go country by country to work on reimbursement through our market access team.

But that is part of the strategy with the commercial launch -- is to make sure when we go into a center that not only are they excited about what this can do for patients, they can make sure they get reimbursed for it and we in turn get paid for it. So that will evolve market by market.

Charles Haff - Craig-Hallum Capital Group - Analyst

Okay, thank you.

Dan Moore - Cyberonics, Inc. - President, CEO

So I think at this point all the questions have been answered. I want to just recap on a few things here.

First of all, we have grown by double digits traditionally, and we fully expect with the launch of SR to get back to those kind of growth numbers pretty quickly here. The clinicians I have talked to so far are very excited about the product, because -- you know how responsive they are or how excited they are about responsive therapy, and this is an opportunity for them to have a stimulator that does respond, although it’s heart rate that can be indicative of a seizure; and to do that with a product that is less invasive.

So we have a lot of confidence based on what we have already seen in Europe with SR market by market, and what we expect to happen in the US at even a faster rate, to get us back to those double-digit numbers.  So as we look at the year and as I just close this out at this point, units of 6% on an adjusted basis, dollars -- revenue growth of nearly 7%. Not where we want to be; we think we can and will do better.

But we continue to leverage as well. Adjusted operating income, 16% growth; a margin of 34% growth; EBITDA of 15% growth, almost $119 million; and 25% compound annual growth on EBITDA since 2009; net income growth of 18% on an adjusted basis; earnings-per-share, 21%; stockholder equity $277 million; and cash of $151 million. And nearly triple the market cap of the Company over time here.

As we go forward now, with an AspireSR product that we can launch not only in Europe and continue with the success there and other international regions, but bring to our market that represents 80% of our market today, so we are very excited about that, very excited about launching a new platform with VITARIA, having ProGuardian in an evaluation here. And let’s not forget about having sold devices for 14,515 implants in the last year.

We believe going forward we can have an impact on mortality, which is important. And we know, whether we’re talking chronic heart failure or if we are talking about VNS Therapy for epilepsy, we definitely contribute to quality of life for patients.

And as we go forward into this merger, we are very excited about what can happen with the combined Company. So as we close 2015 and in our early days of 2016, I want to thank the entire Cyberonics team for their efforts. Extremely proud of the accomplishments of this team not only last year but over the last several years.

And as I often say to our team, I believe our best days are ahead of us. So I want to thank you for listening today and for your interest in Cyberonics, and we will talk to you again in August.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program, and you may all disconnect. Have a great day, everyone.

Important Information for Investors and Shareholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger transactions involving Cyberonics, Inc. (“Cyberonics”), Sand Holdco PLC (“HoldCo”) and Sorin S.p.A. (“Sorin”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”), and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

HoldCo has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonics that also constitutes a preliminary prospectus of HoldCo (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN, CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus (once it becomes available) and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC (1) on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents to be made available to Cyberonics shareholders) or (2) on Sorin’s website at www.sorin.com (for documents to be made available to Sorin shareholders).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

Sorin, Cyberonics and HoldCo, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics, Sorin and HoldCo as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the applicable safe harbor provisions of the Exchange Act and the Securities Act described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics, Sorin and HoldCo to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. None of Cyberonics, Sorin and HoldCo gives any assurance (1) that any of Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.